Exhibit 99.1

Seanergy Maritime Reports Financial Results for the Third Quarter and
 Nine Months Ended September 30, 2023 and Declares Dividend of
 $0.025 Per Share

Highlights
(in million USD, except EPS)	Q3 2023	Q3 2022	9M 2023	9M 2022
Net Revenues	$24.5	$34.0	$70.8	$96.5
Net (loss) / income	($5.0)	$7.1	($8.5)	$16.7
Adjusted net (loss) / income[1]	($2.6)	$7.6	$0.5	$22.4
EBITDA[1]	$7.1	$18.6	$27.9	$47.6
Adjusted EBITDA[1]	$9.5	$19.0	$29.1	$53.3

(Loss) / earnings per share Basic[1,2]	($0.28)	$0.41	($0.48)	$0.96
(Loss) / earnings per share Diluted[1,2]	($0.28)	$0.40	($0.48)	$0.94
Adjusted (loss) / earnings per share Basic[1,2]	($0.14)	$0.43	$0.02	$1.29
Adjusted (loss) / earnings per share Diluted[1,2]	($0.14)	$0.42	$0.02	$1.26

Other Highlights and Developments:

■	Fleet Time Charter Equivalent (“TCE” 3) overperformance of Baltic Capesize Index (“BCI”) by 14% in 3Q23 & by 18% in 9M23
■	Consistent quarterly cash dividend of $0.025 per share for Q3 2023
o	Total cash dividends of $1.35 per share, or $24.4 million declared since March 2022
■	Delivery of the M/V Titanship, a 2011-built Newcastlemax, acquired through a 12-month bareboat charter with a purchase option
■	About 30% of the fleet fixed for Q4 2023 at an average rate above $20,000
■	Q4 2023 combined TCE average earned to date of $21,640[4]

November 14, 2023 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the third quarter and nine months ended September 30, 2023. The Company also declared a quarterly dividend of $0.025 per common share for the third quarter of 2023.

For the quarter ended September 30, 2023, the Company generated Net Revenues of $24.5 million, compared to $34.0 million in the third quarter of 2022. Net Loss and Adjusted Net Loss for the quarter were $5.0 million and $2.6 million, respectively, compared to Net Income of $7.1 million and Adjusted Net Income of $7.6 million in the third quarter of 2022. Adjusted EBITDA for the quarter was $9.5 million, compared to $19.0 million for the same period of 2022. The daily TCE rate of the fleet for the third quarter of 2023 was $15,298, compared to $20,614 in the same period of 2022.

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 All references to number of shares, share prices, warrant prices and “per share” figures in this document are adjusted to reflect the one-for-ten reverse stock split effected on February 16, 2023.
3 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
4 See analysis on the TCE guidance in the relevant section below.

For the nine-month period ended September 30, 2023, the Company generated Net Revenues of $70.8 million, compared to $96.5 million in the same period of 2022. Net Loss and Adjusted Net Income for the nine months were $8.5 million and $0.5 million, respectively, compared to Net Income of $16.7 million and Adjusted Net Income of $22.4 million in the respective period of 2022. Adjusted EBITDA for the nine months was $29.1 million, compared to $53.3 million for the same period of 2022. The daily TCE rate of the fleet for the first nine-month period of 2023 was $14,935, compared to $20,996 in the same period of 2022.

Cash and cash-equivalents and restricted cash, as of September 30, 2023, stood at $22.0 million. Shareholders’ equity at the end of the third quarter was $217.8 million. Long-term debt (senior loans, a convertible note and other financial liabilities) net of deferred charges stood at $223.3 million, while the book value of the fleet was $416.5 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“For the third quarter of 2023, Seanergy reported a TCE of $15,298, outperforming once more the BCI by approximately 14%. While we consistently overperform the index, the general Capesize market fell short of expectations, with the BCI averaging $13,400, marking the lowest Q3 BCI earnings since 2016. Considering our healthy liquidity position and our consistent approach towards shareholder rewards, the Company’s Board of Directors has approved another quarterly dividend of $0.025 per share.

“Net loss for the third quarter of 2023 was $5.0 million. Nonetheless, with about 30% of our fourth quarter days converted to fixed rates above $20,000 and taking into account the strong rally of the Capesize market in October and the overall positive outlook for the sector, we remain optimistic about our financial performance in the current quarter.

“In the first nine months of 2023 we recorded a time charter equivalent of $14,935, compared to an average BCI daily rate of $12,640, representing an outperformance of 18%. Again, the BCI was reduced by 24% as compared to the previous year for the same period. Our freight hedging activities have reduced the volatility of our earnings in a weak Capesize market, while keeping about 70% of our fourth quarter days open.

“Moving on to other developments, we took delivery of our latest acquisition, a 2011-built Newcastlemax on October 24, 2023. The vessel was renamed Titanship and has begun its employment under a time charter to a first-class operator at an index linked charter rate. The significant premium over the BCI, which is the highest earned by any vessel in our fleet to date, will further enhance our commercial performance in the coming months. I believe that the competitive acquisition cost of this vessel, as well as the limited initial capital outlay, will facilitate high returns on capital. I am very satisfied with our timing on this transaction.

“Moving on to a brief comment about the Capesize market, since the beginning of the year we have seen substantial increases ranging from 3% to 8% in ton-mile demand for the major raw materials of iron ore, coal and bauxite, against an increase of about 2% in the size of the fleet. Despite this very favorable demand backdrop the freight market did not perform according to our expectations for most of the nine-month period ending in September 2023. As mentioned in our previous earnings update, historically low port congestion and efficient utilization of the Capesize fleet increased the effective vessel supply, which put pressure on freight rates. Looking ahead to Q4 and the following quarters, we are very encouraged by low commodity inventories in key areas, as well as a significant increase in demand. In addition, the historically low Capesize orderbook, coupled with the impending environmental regulations will soon reduce the effective vessel supply. Therefore, I remain optimistic about the long-term prospects of our market.

“We firmly believe that Seanergy’s ability to deal with short term volatility has been proven over the past nine months and the combination of our strong balance sheet and effective freight hedging initiatives put us in the best position to benefit from what we believe to be the best Capesize market fundamentals of the past three decades.”

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum T/C expiration	Maximum T/C expiration(2)	Charterer
Titanship(3)	207,855	2011	NACKS	-	T/C Index Linked	Yes	09/2024	01/2025	Olam
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	05/2024	06/2024	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	04/2024	09/2024	NYK
Paroship	181,415	2012	Koyo - Imabari	Yes	T/C Index Linked	Yes	10/2023	12/2023	Oldendorff
Worldship	181,415	2012	Koyo - Imabari	Yes	T/C Index Linked	Yes	09/2023	01/2024	Cargill
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	07/2024	NYK
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	10/2024	Anglo American
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	11/2025	Cargill
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	09/2024	12/2024	Uniper
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	10/2024	12/2024	Glencore
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	08/2024	09/2024	Uniper
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	04/2024	08/2024	NYK
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2024	06/2024	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	05/2024	07/2024	Glencore
Total / Average age	3,054,820	12.7 years

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

(3)	The vessel is operated by the Company on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter.

Fleet Data:

(U.S. Dollars in thousands)
	Q3 2023	Q3 2022	9M 2023	9M 2022
Ownership days (1)	1,472	1,569	4,467	4,650
Operating days (2)	1,460	1,557	4,423	4,380
Fleet utilization (3)	99.2%	99.2%	99%	94.2%
TCE rate (4)	$15,298	$20,614	$14,935	$20,996
Daily Vessel Operating Expenses (5)	$6,985	$7,593	$6,942	$6,875

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment. The Company’s calculation of operating days may not be comparable to that reported by other companies.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, which is not a recognized measure under U.S. GAAP, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q3 2023	Q3 2022	9M 2023	9M 2022
Vessel revenue, net	23,105	32,963	68,135	95,476
Less: Voyage expenses	770	867	2,078	3,513
Time charter equivalent revenues	22,335	32,096	66,057	91,963
Operating days	1,460	1,557	4,423	4,380
TCE rate	$15,298	$20,614	$14,935	$20,996

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q3 2023	Q3 2022	9M 2023	9M 2022
Vessel operating expenses	10,282	12,201	31,371	32,642
Less: Pre-delivery expenses	-	287	362	671
Vessel operating expenses before pre-delivery expenses	10,282	11,914	31,009	31,971
Ownership days	1,472	1,569	4,467	4,650
Daily Vessel Operating Expenses	$6,985	$7,593	$6,942	$6,875

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q3 2023	Q3 2022	9M 2023	9M 2022
Net (loss) / income	(5,040)	7,140	(8,547)	16,746
Interest and finance cost, net	4,983	3,949	15,185	10,099
Depreciation and amortization	7,110	7,497	21,290	20,796
Taxes	-	-	-	(28)
EBITDA	7,053	18,586	27,928	47,613
Stock based compensation	2,474	2,920	8,601	6,762
Loss on extinguishment of debt	-	-	540	1,285
Loss on forward freight agreements, net	4	335	148	407
Gain on sale of vessels, net	-	-	(8,094)	-
Gain on spin-off	-	(2,800)	-	(2,800)
Adjusted EBITDA	9,531	19,041	29,123	53,267

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gains on sale of vessel and on spin-off, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income / (loss) Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q3 2023	Q3 2022	9M 2023	9M 2022
Net (loss) / income	(5,040)	7,140	(8,547)	16,746
Stock based compensation	2,474	2,920	8,601	6,762
Loss on extinguishment of debt (non-cash)	-	-	300	1,285
Loss on forward freight agreements, net	4	335	148	407
Gain on spin-off	-	(2,800)	-	(2,800)
Adjusted net (loss) / income	(2,562)	7,595	502	22,400
Adjusted net (loss) / income – common shareholders	(2,600)	7,595	388	22,400
Adjusted (loss) / earnings per common share, basic	(0.14)	0.43	0.02	1.29
Adjusted (loss) / earnings per common share, diluted	(0.14)	0.42	0.02	1.26
Weighted average number of common shares outstanding, basic	18,138,600	17,570,670	18,177,002	17,353,902
Weighted average number of common shares outstanding, diluted	18,138,600	17,908,986	18,177,002	17,842,518

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share, both non-GAAP financial measures, from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock based compensation, gain/(loss) on extinguishment of debt, gain/(loss) on forward freight agreements and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q3 2023	Q3 2022	9M 2023	9M 2022
Interest and finance costs	(5,133)	(4,110)	(15,528)	(10,282)
Add: Interest income	150	161	344	183
Add: Amortization of deferred finance charges and other discounts	387	641	1,861	1,916
Cash interest and finance costs	(4,596)	(3,308)	(13,323)	(8,183)

Fourth Quarter 2023 TCE Rate Guidance5:

As of the date hereof, approximately 59% of the Company fleet’s expected operating days in the fourth quarter of 2023 have been fixed at an estimated TCE rate of approximately $21,640.

•
Assuming that for our remaining operating days the average of the BCI will be equal to the average Capesize Forward Freight Agreement (“FFA”) rate of $15,700 per day (based on the FFA curve as of November 7, 2023), our estimated TCE rate for the fourth quarter of 2023 will be approximately $19,480 (“1st scenario” mentioned in the table below).

•
Assuming that for our remaining operating days the BCI will be equal to the average spot rate incurred from the beginning of the fourth quarter of 2023 at $23,700 per day, our estimated TCE rate for the fourth quarter of 2023 will be approximately $22,800 (“2nd scenario” mentioned in the table below).

The following table provides the breakdown of index-linked charters and fixed-rate charters in the fourth quarter of 2023:

	Operating Days	TCE 1st scenario	TCE 2nd scenario
TCE - fixed rate (index-linked conversion)	460	$20,494	20,494
TCE - fixed rate	0	N/A	N/A
TCE – index-linked	1,080	$19,040	$23,740
Total / Average	1,540	$19,480	$22,770

Third Quarter and Recent Developments:

Dividend Distribution for Q2 2023 and Declaration of Q3 2023 Dividend

On October 6, 2023, the Company paid the previously announced quarterly dividend of $0.025 per common share, for the second quarter of 2023, to all shareholders of record as of September 22, 2023.

Continuing its quarterly dividend payments, the Company declared a cash dividend of $0.025 per common share for the third quarter of 2023 payable on or about January 10, 2024 to all shareholders of record as of December 22, 2023.

Vessel Transactions and Commercial Updates

M/V Titanship - Bareboat Agreement and time charter agreement

On May 9, 2023, the Company entered into a 12-month bareboat charter agreement with an unaffiliated third party for a 2011-built Newcastlemax dry bulk vessel of 207,855 dwt built at Nantong COSCO KHI Ship Engineering Co Ltd (NACKS). The vessel was renamed Titanship and delivered to Seanergy on October 24, 2023. The bareboat charter agreement required a downpayment of $7.0 million and includes a daily charter rate of $9,000 over the period of the bareboat charter and a purchase option of $20.2 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following the exercise of the purchase option, will be approximately $30.5 million.

In July 2023, the Company entered into a time charter agreement with Olam for the M/V Titanship. The T/C commenced on October 28, 2023, for a period of minimum 11 to about 14 months at a daily charter hire based on a significant premium over the BCI. In addition, the T/C provides the Company with the option to convert the variable charter hire to a fixed rate for a period between two and 12 months priced at the prevailing Capesize FFA rate for the selected period.

5 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, in the 1st scenario the BCI rate assumed for the remaining operating days of the quarter for index-linked T/Cs is equal to the average FFA rate of $15,700 based on the curve as of November 7, 2023, while in the 2nd scenario the BCI rate assumed is equal to the quarter-to-date BCI average of about $23,700. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

M/V Patriotship - Time charter extension

On September 22, 2023, the Company declared its option to extend the time charter agreement for the M/V Patriotship in direct continuation from the previous agreement for six additional months to the original minimum/maximum period. The new time charter period will commence within November 2023 for a duration of minimum May 2024 to maximum June 2024, while all other terms of the time charter shall remain the same.

Conference Call:

The Company’s management will host a conference call to discuss financial results on Tuesday, November 14, 2023 at 9:30 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call available on the Company’s website. To listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	September 30, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents and restricted cash	22,045	32,477
Vessels, net and Vessels held for sale	416,543	462,385
Other assets	17,089	18,738
TOTAL ASSETS	455,677	513,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	220,221	244,866
Convertible notes	3,076	10,833
Other liabilities	14,532	36,202
Stockholders’ equity	217,848	221,699
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	455,677	513,600

*	Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Vessel revenue, net	23,105	32,963	68,135	95,476
Fees from related parties	1,347	1,017	2,671	1,017
Revenue, net	24,452	33,980	70,806	96,493
Expenses:
Voyage expenses	(770)	(867)	(2,078)	(3,513)
Vessel operating expenses	(10,282)	(12,201)	(31,371)	(32,642)
Management fees	(161)	(324)	(535)	(1,077)
General and administrative expenses	(6,104)	(4,524)	(16,785)	(13,044)
Depreciation and amortization	(7,110)	(7,497)	(21,290)	(20,796)
Loss on forward freight agreements, net	(4)	(335)	(148)	(407)
Gain on sale of vessel	-	-	8,094	-
Operating income	21	8,232	6,693	25,014
Other income / (expenses):
Interest and finance costs	(5,133)	(4,110)	(15,528)	(10,282)
Loss on extinguishment of debt	-	-	(540)	(1,285)
Interest and other income	76	177	958	336
Gain on spin-off	-	2,800	-	2,800
Other, net	(4)	41	(130)	163
Total other expenses, net:	(5,061)	(1,092)	(15,240)	(8,268)
Net (loss) / income	(5,040)	7,140	(8,547)	16,746
Net (loss) / income attributable to common shareholders	(5,078)	7,140	(8,661)	16,746

Net (loss) / income per common share, basic	(0.28)	0.41	(0.48)	0.96
Net (loss) / income per common share, diluted	(0.28)	0.40	(0.48)	0.94
Weighted average number of common shares outstanding, basic	18,138,600	17,570,670	18,177,002	17,353,902
Weighted average number of common shares outstanding, diluted	18,138,600	17,908,986	18,177,002	17,842,518

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Nine months ended September 30,
	2023	2022
Net cash provided by operating activities	11,050	29,040

Proceeds from sale of assets	23,910	-
Vessels acquisitions and improvements	(146)	(38,565)
Finance lease payments	(3,500)	-
Deposits assets, non-current	1,325	-
Investments	-	(10,139)
Term deposits	-	1,500
Other fixed assets, net	(176)	(99)
Net cash provided by / (used in) investing activities	21,413	(47,303)

Proceeds from secured long-term debt	53,750	80,300
Repayments of long-term debt and other financial liabilities	(79,374)	(57,769)
Repayments of convertible notes	(8,000)	(10,000)
Payments of financing and stock issuance costs	(1,318)	(1,022)
Dividend payments	(5,539)	(13,376)
Payments for repurchase of common stock	(1,583)	-
Payments for repurchase of warrants	(808)	-
Payments for fractional shares of reverse stock split	(23)	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	-	70
Net cash used in financing activities	(42,895)	(1,797)

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	13,652	8,283

Noncash investing activities
Vessels acquisitions and improvements	-	2,765

Noncash financing activities
Dividends declared but not paid	491	4,548

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 17 vessels (1 Newcastlemax and 16 Capesize) with an average age of approximately 12.7 years and an aggregate cargo carrying capacity of approximately 3,054,820 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com